EXHIBIT 12.2

Everest Re Group, Ltd.
Ratio of Earnings (Losses) to Fixed Charges (excluding Annuity Interest Expense) (1)
(Dollars in thousands)

	Three Months Ended
	March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings:
Income (loss) before income taxes (benefits) and excluding income attributable to noncontrolling interests	$347,165	$469,839	$1,549,088	$939,526	$(233,947)	$591,238	$939,321

Fixed Charges:
Assumed interest component of rent expense	1,100	1,054	4,322	4,251	4,244	3,937	3,545
Interest expense on debt and long term notes	7,568	13,481	46,118	53,683	52,319	55,830	72,081
Total fixed charges	8,668	14,535	50,440	57,934	56,563	59,767	75,626

Earnings plus fixed charges	$355,833	$484,374	$1,599,528	$997,460	$(177,384)	$651,005	$1,014,947

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2) (3)	41.05	33.32	31.71	17.22	(3.14)	10.89	13.42

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(1)
For purposes of determining this ratio, "earnings" consist of consolidated net income before federal income taxes plus fixed charges.  "Fixed charges" consist of interest expense on senior debt, subordinated debt, amortization of bonds, revolving credit agreements and that portion of operating leases that are representative of the interest factor.

(2)
Although the ratio excluding interest on annuities is not required or encouraged to be disclosed under applicable SEC rules, it is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

(3)	Amount of additional "earnings" that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

Year Ended
December 31,
2011
(Dollars in millions)
Everest Re Group (including interest on annuities)	$233.9